July 20, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn:  Mr. Kevin Rupert

Re:	EquiTrust Series Fund, Inc. (the Registrant)
File Numbers 811-2125; 2-38512

Dear Mr. Rupert:

This letter is provided to the Securities and Exchange Commission (the Commission) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Registrant Form N-CSR filed with the Commission on April 5, 2006 and Post-Effective Amendment No. 44 under the Securities Act of 1933 to the Registrant registration statement on Form
N-1A filed with the Commission on November 30, 2005.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in such filings is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EQUITRUST SERIES FUND, INC.

By:  /s/ Craig A. Lang
     Name:  Craig A. Lang
     Title:     President